UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CDK GLOBAL, INC.
(Name of Subject Company)

CDK GLOBAL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
12508E101
(CUSIP Number of Class of Securities)
Brian Krzanich
Chief Executive Officer
CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169
(847) 397-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Lee J. Brunz Executive Vice President, General Counsel and Secretary CDK Global, Inc. 1950 Hassell Road Hoffman Estates, IL 60169 (847) 397-1700	Scott A. Barshay David S. Huntington Kyle T. Seifried Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.
Subject Company Information.

Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CDK Global, Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”). The Company’s principal executive offices are located at 1950 Hassell Road, Hoffman Estates, IL 60169, and its telephone number is (847) 397-1700.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company. As of April 18, 2022, there were:
•
116,699,802 Shares issued;

•
No Shares were shares of restricted common stock (“Restricted Shares”);

•
1,927,302 Shares were subject to issuance pursuant to outstanding restricted stock units (“RSUs”) granted under the Company 2014 Omnibus Award Plan (“2014 Plan”);

•
1,175,916 Shares were subject to issuance pursuant to outstanding performance-based restricted stock units (“PSUs”) granted under the 2014 Plan;

•
231,597 Shares were subject to issuance pursuant to outstanding deferred stock units (“DSUs”) granted under the 2014 Plan; and

•
1,575,168 Shares issuable upon the exercise of options (“Options,” together with the Restricted Shares, RSUs and PSUs, the “Company Equity Awards”) were granted and outstanding under the 2014 Plan.

There are no shares of preferred stock, par value $0.01 per share, outstanding.
Item 2.
Identity and Background of Filing Person.

Name and Address
The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information — Name and Address” above. The Company’s website address is www.cdkglobal.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.
Tender Offer
This Schedule 14D-9 relates to the tender offer by Central Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Central Parent LLC (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the outstanding Shares at a price of $54.87 per Share, to the seller in cash, without interest and less any applicable withholding tax (such price, the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on April 22, 2022 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City time, on May 19, 2022 (the “Offer Expiration Time,” unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 7, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of the following conditions, which are described further in Section 15 — “Conditions of the Offer” of the Offer to Purchase:
(i)
that the number of Shares validly tendered and not properly withdrawn prior to the Offer Expiration Time (together with any Shares owned by Parent, Purchaser, or any of their affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the Delaware General Corporation Law, as amended (“DGCL”))), represents a majority of the Shares outstanding as of the consummation of the Offer at the Offer Expiration Time (the “Minimum Tender Condition”);

(ii)
the absence of any judgment, order, injunction or decree issued by any governmental authority having jurisdiction over any party, and of any applicable law or other legal restraint, injunction or prohibition in effect that makes the consummation of the Offer or the Merger illegal or otherwise prevents the consummation of the Offer or the Merger;

(iii)
the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) applicable to the Transactions (as defined below) and receiving any applicable consents or approvals under the Competition Act (Canada), R.S.C., 1985, c. C-34 (the “Competition Act”);

(iv)
the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers);

(v)
the Company’s compliance with and performance in all material respects of all obligations, covenants and agreements required to be complied with or performed by it under the Merger Agreement;

(vi)
the absence, since the date of the Merger Agreement, of any fact, change, event, development, or occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing;

(vii)
the delivery to Parent by the Company of a certificate signed by an executive officer of the Company, dated as of the date of the Offer Expiration Time, certifying that that the conditions in (iv), (v) and (vi) above have been satisfied;

(viii)
the Merger Agreement has not been validly terminated in accordance with its terms; and

(ix)
the Offer Expiration Time has not occurred before July 1, 2022.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, prior to 9:00 a.m., New York City time, on the first business day after the Offer Expiration Time, Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Offer Expiration Time (the time of such acceptance, the “Offer Acceptance Time”). As soon as practicable following (but in any event on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Following

the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
The Merger will be governed and effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of the Company stockholders. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) Shares that immediately prior to the Effective Time are owned by the Company, Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any direct or indirect wholly owned subsidiary of the Company or that are held in the Company’s treasury and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a Company stockholder who is entitled to demand and properly demands the appraisal of such Shares in accordance with and complies in all respects with, Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to any tax withholding. The Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the Financing) are collectively referred to as the “Transactions” and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (excluding the Financing) are collectively referred to as the “Merger Transactions.”
The Offer is made only for Shares and is not made for any Company Equity Awards. The Merger Agreement provides that (i) each Option will be canceled in exchange for the right to receive an amount in cash, without interest, equal to the product of the excess, if any, of the Offer Price over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time; provided, that any Option with a per-share exercise price equal to or greater than the Offer Price will be canceled for no consideration, (ii) each Restricted Share will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price, (iii) each RSU will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price multiplied by the aggregate number of Shares subject to such RSU immediately before the Effective Time and (iv) each PSU will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price multiplied by the aggregate number of Shares subject to such PSU immediately before the Effective Time (assuming that all applicable performance metrics for performance periods that have not been completed as of immediately before the Effective Time had been achieved (on a cumulative basis and not on an individual performance year basis) at the greater of target level and actual performance measured through the Effective Time, with the financial performance metrics in respect of any fiscal year commencing after the 2022 fiscal year deemed achieved at the target level). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Treatment of Company Equity Awards,” which is incorporated by reference herein.
According to the Offer to Purchase, the principal office address of Purchaser is located at 250 Vesey Street, 15th Floor, New York, NY 10281 and its telephone number is (212) 417-7000. According to the Offer to Purchase, the principal office of Parent is located at 250 Vesey Street, 15th Floor, New York, NY 10281, and its telephone number is (212) 417-7000.
For the reasons described below, our Board of Directors unanimously supports the Offer, the Merger and the other Merger Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Item 3.
Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest
Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.
Arrangements Between the Company and Its Executive Officers, Directors and Affiliates.
Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:
•
the accelerated vesting and payment in respect of Company Equity Awards pursuant to the Merger Agreement;

•
the potential receipt of certain payments and benefits under the CIC Plan (as defined below) upon certain types of terminations of employment following the consummation of the Transactions; and

•
the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the heading “Compensation Discussion and Analysis” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on September 28, 2021, which excerpts are incorporated herein by reference as Exhibit (e)(3).
Outstanding Shares Held by Directors and Executive Officers
If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.
The following table sets forth (i) the number of Shares beneficially owned as of April 18, 2022, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company Equity Awards but includes Shares subject to issuance pursuant to DSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Leslie A. Brun	57,001	3,127,645
Willie A. Deese	26,923	1,477,265
Amy J. Hillman	34,058	1,868,762
Stephen A. Miles	34,759	1,907,226
Robert E. Radway	34,969	1,918,749
Stephen F. Schuckenbrock	19,826	1,087,853
Frank S. Sowinski	27,256	1,495,537
Eileen J. Voynick	18,066	991,281
Brian Krzanich	80,620	4,423,619
Eric J. Guerin	11,448	628,152
Joseph A. Tautges	41,378	2,270,411
Mahesh Shah	17,535	962,145
Amy W. Byrne	13,218	725,272
Lee J. Brunz	42,268	2,319,245

Treatment of Company Equity Awards
Options.   Pursuant to the Merger Agreement, each Option will be canceled in exchange for the right to receive an amount in cash, without interest, equal to the product of the excess, if any, of the Offer Price over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time; provided, that any Option with a per-share exercise price equal to or greater than the Offer Price will be canceled for no consideration.
Restricted Shares.   Pursuant to the Merger Agreement, each Restricted Share will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price.
RSUs.   Pursuant to the Merger Agreement, each RSU will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price multiplied by the aggregate number of Shares subject to such RSU immediately before the Effective Time.
PSUs.   Pursuant to the Merger Agreement, each PSU will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price multiplied by the aggregate number of Shares subject to such PSU immediately before the Effective Time (assuming that all applicable performance metrics for performance periods that have not been completed as of immediately before the Effective Time had been achieved (on a cumulative basis and not on an individual performance year basis) at the greater of target level and actual performance measured through the Effective Time, with the financial performance metrics in respect of any fiscal year commencing after the 2022 fiscal year deemed achieved at the target level).
Since February 21, 2022 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting of Restricted Shares, RSUs or PSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.
The table below sets forth, for each of our executive officers and directors holding Options as of April 18, 2022 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, which is in each case equal to the product of the excess, if any, of the Offer Price over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time; provided, that any Option with a per-share exercise price equal to or greater than the Offer Price is canceled for no consideration.
Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
Brian Krzanich	628,457	4,166,330	721,082	8,166,709	12,333,038
Eric J. Guerin	—	—	—	—	—
Joseph A. Tautges	24,920	—	—	—	—
Mahesh Shah	11,144	—	11,144	—	—
Amy W. Byrne	7,853	—	—	—	—
Lee J. Brunz	41,802	325,770	—	—	325,770
Leslie A. Brun	15,384	844,120	—	—	844,120
Willie A. Deese	15,384	844,120	—	—	844,120
Amy J. Hillman	15,384	844,120	—	—	844,120
Stephen A. Miles	—	—	—	—	—
Robert E. Radway	15,384	844,120	—	—	844,120
Stephen F. Schuckenbrock	—	—	—	—	—
Frank S. Sowinski	15,384	844,120	—	—	844,120
Eileen J. Voynick	—	—	—	—	—

The table below sets forth, for each of our executive officers and directors holding RSUs as of April 18, 2022, (i) the aggregate number of RSUs held and (ii) the value of cash amounts payable in respect of such RSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such RSUs.
Name of Executive Officer or Director	Number of RSUs (#)	Cash Consideration for RSUs ($)
Brian Krzanich	—	—
Eric J. Guerin	48,753	2,675,077
Joseph A. Tautges	87,382	4,794,669
Mahesh Shah	73,650	4,041,176
Amy W. Byrne	45,180	2,479,008
Lee J. Brunz	44,914	2,464,449
Leslie A. Brun	4,761	261,236
Willie A. Deese	4,761	261,236
Amy J. Hillman	4,761	261,236
Stephen A. Miles	4,761	261,236
Robert E. Radway	4,761	261,236
Stephen F. Schuckenbrock	4,761	261,236
Frank S. Sowinski	4,761	261,236
Eileen J. Voynick	4,761	261,236
The table below sets forth, for each of our executive officers holding PSUs as of April 18, 2022, (i) the aggregate number of PSUs held (inclusive of accrued dividend equivalents, and assuming that all applicable performance metrics for performance periods that have not been completed as of immediately before the Effective Time had been achieved (on a cumulative basis and not on an individual performance year basis) at the greater of target level and actual performance measured through the Effective Time, with the financial performance metrics in respect of any fiscal year commencing after the 2022 fiscal year deemed achieved at the target level) and (ii) the value of cash amounts payable in respect of such PSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such PSUs. The final assumed payout percentages are as follows, as determined consistent with the Merger Agreement and described above: 2020 PSUs - 100%, 2021 PSUs - 113% and 2022 PSUs - 105%.
Name of Executive Officer or Director	Number of PSUs (#)	Cash Consideration for PSUs ($)
Brian Krzanich	649,567	35,641,715
Eric J. Guerin	40,352	2,214,112
Joseph A. Tautges	109,194	5,991,493
Mahesh Shah	84,600	4,642,008
Amy W. Byrne	56,469	3,098,465
Lee J. Brunz	54,550	2,993,145
Change in Control Severance Benefits
Each of our executive officers is entitled to certain change in control severance benefits pursuant to the CDK Global, Inc. Change in Control Severance Plan for Corporate Officers (“CIC Plan”), the terms of which are described below. The Transactions, if and when consummated, will constitute a change in control under the CIC Plan.

In the event that an executive officer’s employment is terminated by us without “Cause” or the executive officer resigns from employment with “Good Reason” within the two-year period following a change in control transaction, then, subject to the executive officer’s execution of an irrevocable release of claims in favor of the Company, the executive officer would be entitled to the following severance payments and benefits:
•
a cash lump-sum payment equal to 200% (or, in the case of the Chief Executive Officer, 250%) of the sum of (i) the greater of the executive officer’s (A) highest annual salary during the fiscal year of termination and (B) highest annual salary during the preceding fiscal year, and (ii) the executive officer’s target annual cash bonus opportunity for the fiscal year of termination;

•
prorated portion of the executive officer’s target annual cash bonus opportunity for the fiscal year of termination;

•
continued medical, dental, vision and basic life insurance coverage for 18 months (24 months for the Chief Executive Officer); and

•
acceleration and full vesting of any outstanding Options, Restricted Shares, RSUs and PSUs, with outstanding PSUs vesting based on (i) actual performance for any performance period ended on the date of the change in control and (ii) target performance for all other metrics.

All unvested Company Equity Awards will be subject to the treatment described in “— Treatment of Company Equity Awards.”
“Good Reason” as defined in the CIC Plan generally means the occurrence of any of the following events after a change in control without the executive officer’s express written consent: (i) material diminution in the executive officer’s position, duties, responsibilities or authority as of the date immediately prior to the change in control; (ii) a reduction in an executive officer’s base compensation or a failure to provide incentive compensation opportunities at least as favorable in the aggregate as those provided immediately prior to the change in control; (iii) failure to provide employee benefits at least as favorable in the aggregate as those provided immediately prior to the change in control; or (iv) a failure of any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) of the Company to assume in writing the obligations under the CIC Plan. Good Reason will be deemed to have occurred only if the executive officer provides written notice to the Company within 30 days of the occurrence of a Good Reason event, unless the Company takes such action as is necessary to fully remedy the Good Reason event within 15 days of receiving such notice.
“Cause” as defined in the CIC Plan generally means (i) gross negligence or willful misconduct by the executive officer which is materially injurious to the Company, monetarily or otherwise; (ii) misappropriation or fraud with regard to the Company or its assets; (iii) conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the Company; or (iv) willful and continued failure to substantially perform the executive officer’s duties after written notice by our Board of Directors. For purposes of the preceding sentence, no act or failure to act by an executive officer is considered “willful” unless done or omitted to be done by such executive officer in bad faith and without reasonable belief that the executive officer’s action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by our Board of Directors, or based on advice of counsel for the Company, is conclusively presumed to be done, or omitted to be done, by the executive officer in good faith and in the best interests of the Company.
The CIC Plan also includes a contingent cutback provision pursuant to which, in the event any payments or benefits received by the executive officer would be subject to an excise tax under Section 4999 of the Internal Revenue Code, the executive officer will receive either (x) such payments reduced by an amount necessary to prevent any portion of the payments from being nondeductible to the Company or (y) the full amount of such payments, whichever amount is greater on an after-tax basis.
The descriptions above are qualified in their entirety by reference to the CIC Plan, which is filed as Exhibit (e)(5) hereto and incorporated herein by reference.
Assuming that the consummation of the Transactions occurred on April 18, 2022, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of the CIC Plan (excluding the value of accelerating Company Equity Awards) would equal approximately $20.2 million.
Golden Parachute Compensation — Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions
Background
This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended June 30, 2021, filed by the Company on November 11, 2021, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.
To the extent that any of our named executive officers’ compensation arrangements are described in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates — Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of April 18, 2022, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:
•
consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

•
the change in control was consummated on April 18, 2022, the latest practicable date prior to the filing of this Schedule 14D-9;

•
each named executive officer experiences a termination of employment without “Cause” or resigns for “Good Reason” (each, a “qualifying termination of employment”) immediately following the change in control; and

•
the value of the vesting acceleration of the named executive officers’ equity awards is calculated using the cash Offer Price of $54.87 per Share.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.
Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Brian Krzanich	7,450,000	43,808,424	37,899	51,296,323
Eric J. Guerin	2,544,000	4,889,189	27,937	7,461,126
Joseph A. Tautges	3,264,800	10,786,162	28,104	14,079,066
Mahesh Shah	3,137,600	8,683,183	28,104	11,848,887
Amy W. Byrne	1,841,400	5,577,473	23,401	7,442,274
Lee J. Brunz	1,841,400	5,457,594	24,499	7,323,493

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the Chief Executive Officer, the Chief Financial Officer and the three next most highly compensated executive officers.

(2)
The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, which consists of a (i) cash lump-sum payment equal to 200% (or, in the case of the Chief Executive Officer, 250%) of the sum of (A) the greater of the executive officer’s (x) highest annual salary during the fiscal year of termination and (y) highest annual salary during the preceding fiscal year, and (B) the executive officer’s target annual cash bonus opportunity for the fiscal year of termination and (ii) prorated target bonus for year of termination. The cash severance amounts are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment that occurs within two years following the consummation of the Transactions). As a condition of receiving the severance benefits under their respective Severance Agreements, the named executive officers must execute a release of claims.

The estimated amount of each component of the cash payment is set forth in the table below.
Name	Severance Payment — Lump Sum Cash Severance Payment ($)	Severance Payment — Prorated Target Bonus ($)
Named Executive Officers
Brian Krzanich	6,250,000	1,200,000
Eric J. Guerin	2,160,000	384,000
Joseph A. Tautges	2,772,000	492,800
Mahesh Shah	2,664,000	473,600
Amy W. Byrne	1,581,000	260,400
Lee J. Brunz	1,581,000	260,400

(3)
As described in more detail in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates — Treatment of Company Equity Awards” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions (excluding any amounts payable pursuant to any vested Company Equity Awards). The Company Equity Awards are valued based on the Offer Price of $54.87 per Share.

With respect to Options, this amount represents the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, which is in each case equal to the product of the excess, if any, of the Offer Price over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately before the Effective Time; provided, that any Option with a per-share exercise price equal to or greater than the Offer Price is canceled for no consideration.
Name of Executive Officer	Number of Shares Subject to Unvested Options (#)	Cash Consideration for Unvested Options ($)
Named Executive Officers
Brian Krzanich	721,082	8,166,709
Eric J. Guerin	—	—
Joseph A. Tautges	—	—
Mahesh Shah	11,144	—
Amy W. Byrne	—	—
Lee J. Brunz	—	—
With respect to RSUs, this amount represents the value of cash amounts payable in respect of such RSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such RSUs.

Name of Executive Officer	Number of RSUs (#)	Cash Consideration for RSUs ($)
Named Executive Officers
Brian Krzanich	—	—
Eric J. Guerin	48,753	2,675,077
Joseph A. Tautges	87,382	4,794,669
Mahesh Shah	73,650	4,041,176
Amy W. Byrne	45,180	2,479,008
Lee J. Brunz	44,914	2,464,449
With respect to PSUs, this amount represents the value of cash amounts payable in respect of such PSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such PSUs (inclusive of accrued dividend equivalents, and assuming that all applicable performance metrics for performance periods that have not been completed as of immediately before the Effective Time had been achieved (on a cumulative basis and not on an individual performance year basis) at the greater of target level and actual performance measured through the Effective Time, with the financial performance metrics in respect of any fiscal year commencing after the 2022 fiscal year deemed achieved at the target level). The final assumed payout percentages are as follows, as determined consistent with the Merger Agreement and described above: 2020 PSUs - 100%, 2021 PSUs - 113% and 2022 PSUs - 105%.
Name of Executive Officer	Number of PSUs (#)	Cash Consideration for PSUs ($)
Named Executive Officers
Brian Krzanich	649,567	35,641,715
Eric J. Guerin	40,352	2,214,112
Joseph A. Tautges	109,194	5,991,493
Mahesh Shah	84,600	4,642,008
Amy W. Byrne	56,469	3,098,465
Lee J. Brunz	54,550	2,993,145

(4)
Under the CIC Plan, upon a qualifying termination of employment, the executive officer is provided continued medical, dental, vision and basic life insurance coverage for 18 months (24 months for the Chief Executive Officer), which is “double-trigger” and subject to the same conditions as the cash severance payment described above.

The estimated amount of each component of the perquisites/benefits component of severance is set forth in the table below.
Name	Benefits Continuation ($)
Named Executive Officers
Brian Krzanich	37,899
Eric J. Guerin	27,937
Joseph A. Tautges	28,104
Mahesh Shah	28,104
Amy W. Byrne	23,401
Lee J. Brunz	24,499
Employee Benefits
Pursuant to the Merger Agreement, from and after the Effective Time, Parent will, or will cause the Surviving Corporation to, honor all employee benefit plans (including all severance, change in control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such employee benefit plans. Notwithstanding the foregoing, for a period of one year following the Effective Time or, if applicable to the employee, the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time (if longer), Parent will, or will cause the Surviving Corporation or their respective affiliates to, provide each employee who suffers a termination of employment under circumstances that would have given the employee a right to severance payments and benefits under the applicable severance policy or severance plans (including the CIC Plan and the CDK Global, Inc. Amended and Restated Corporate Officer Severance Plan) or any individual employment, severance or separation agreement with severance payments and benefits no less favorable than those that would have been provided to such employee, subject to the employee’s timely satisfaction of a release of claims.
For a period of one year following the Effective Time, Parent will, or will cause the Surviving Corporation or any of their respective affiliates to, provide to each employee of the Company or any of its subsidiaries, (i) a salary or hourly wage rate that is not less than that provided to such employee immediately prior to the Effective Time, (ii) target incentive pay opportunities, including bonus and commission opportunities, but not including equity and equity-based awards, that are no less favorable than those provided to such employee immediately prior to the Effective Time and (iii) other compensation and employee benefits (excluding equity and equity-based awards which will remain discretionary) that are no less favorable in the aggregate, determined on an individual basis, than those provided to such employee under the compensation and benefit plans, programs, policies, agreements and arrangements of the Company and its subsidiaries in effect immediately prior to the Effective Time.
The pool for the Company’s short-term incentive plan for the fiscal year ending June 30, 2022 (the “FY 2022 STIP”) will be funded based on the greater of target and actual performance for such fiscal year, and FY 2022 STIP payments for such fiscal year will be determined in the Company’s ordinary course of business consistent with past practice for each participant in the FY 2022 STIP as of the last day of such fiscal year and paid by the Company (or, following the Effective Time, by Parent or the Surviving Corporation) on or before September 15, 2022.
From and after the closing date of the Merger, for all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective affiliates providing benefits to any employee after the Effective Time (the “New Plans”), each employee will receive full credit for such employee’s years of service with the Company and its subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its subsidiaries have given credit for prior service), to the same extent that such employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable employee benefit plan (except to the extent that such credit would result in a duplication of accrual of benefits). In addition, where applicable: (i) at the Effective Time, each employee will be immediately eligible to participate, without any waiting time, in each New Plan to the extent that such waiting time was satisfied under a similar or comparable employee benefit plan in which such employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) Parent will cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (iii) Parent will cause all eligible expenses incurred by each employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date on which such employee’s participation in the correspondence New Plans begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
In the case of any employee for whom the Company or its subsidiaries tracks vacation accrual (which will not include any employee who is eligible for “unlimited” vacation or similar paid time off except as required by applicable law), with respect to any earned but unused vacation or other paid time off to which such employee is entitled pursuant to the vacation or other paid time off policy or individual agreement or other arrangement applicable to such employee immediately prior to the Effective Time (the “Vacation/PTO Policy”), Parent will, or will cause the Surviving Corporation or any of their respective affiliates to, (i) allow such employee to such earned vacation or other paid time off in accordance with the Vacation/

PTO Policy and (ii) if any employee’s employment terminations during the one-year period following the Effective Time under circumstances entitling the employee to severance pay under one of the Company’s severance plans, policies or arrangements, pay the employee, in cash, an amount equal to the value of the earned vacation or other paid time off.
Section 16 Matters
Prior to the consummation of the Offer, the Company and our Board of Directors are required to take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause the transactions with respect to outstanding Company Equity Awards and any and all dispositions or cancellations of equity securities of the Company (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of the Company) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.
Rule 14d-10(d) Matters
Prior to the consummation of the Offer, to the extent required, the Compensation Committee of our Board of Directors will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of our Board of Directors in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.
Potential for Future Arrangements
To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.
Director Compensation
The following table outlines the annual compensation for each non-employee director under our compensation program. Annual retainers are generally paid on a quarterly basis.

Type of Fee	Compensation Program
Annual retainer for each board member	$315,000(1)
Additional Compensation for committee members:
Chairman of the Board	$150,000(2)
Audit Committee Chair	$20,000
Compensation Committee Chair	$15,000
Nominating and Governance Committee Chair	$10,000

(1)
For each non-employee director, $200,000 is paid in the form of RSUs and $115,000 is paid in cash. RSUs generally vest one year after the grant date.

(2)
One-half of the additional fee paid to the Chairman is paid in cash and one-half is paid in the form of fully vested deferred stock units.

Director and Officer Indemnification and Insurance
The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) in each case to the fullest extent permitted under applicable law and the applicable certificate of incorporation and bylaws of the Company and its subsidiaries as of the date of the Agreement, indemnify, defend and hold harmless, and advance expenses to, each present and former director, officer, employee or agent of the Company or of a subsidiary of the Company (each, an “Indemnified Party”), against any losses, costs, penalties, taxes, claims, actions, judgments, settlements, fines, damages or liabilities (including amounts paid in settlement or compromise) and expenses (including for legal counsel), in connection with any legal action (whether civil, criminal, administrative, investigative or other), whenever asserted, based on, pertaining to or arising out of, in whole or in part, the fact that an Indemnified Party is or was a director, officer, employee or agent of the Company or was acting in such capacity, or any acts or omission by an Indemnified Party in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or its subsidiaries or taken at the request of the Company or its subsidiaries, in any case, at or any time prior to the Effective Time, (including in connection with serving at the request of the Company or any of its subsidiaries as a representative of another person) relating to the Transactions as well as any actions taken by the Company or its subsidiaries or Parent or Purchaser or their subsidiaries.
The Merger Agreement also requires that, prior to the closing of the Merger, the Company will use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy (a “Tail Policy”) in respect of acts or omissions occurring prior to the Effective Time covering each person currently covered by the Company’s current policy or who becomes covered by the Company’s current policy prior to the Effective Time (the “Covered Persons”). The Merger Agreement requires that the terms with respect to coverage, conditions, retentions, deductibles and amounts of the Tail Policy are no less favorable than those of such policy in effect on the date of the Merger Agreement for the six year period following the closing of the Merger and at a price not to exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement, under the Company’s current policy (the “Current Premium”). If the Company or Parent obtains a prepaid Tail Policy in accordance with the Merger Agreement, the Surviving Corporation will, and Parent will, and will cause the Surviving Corporation to, maintain such policies in full force and effect for their full term and will continue to honor the obligations thereunder. If the Company fails to purchase such Tail Policy prior to the closing of the Merger, then either (i) Parent may purchase such Tail Policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering the Covered Persons on terms in all respects, including with respect to coverage, conditions, retentions, deductibles and amounts, no less favorable than those of such policy in effect as of the date of the Merger Agreement for a period of six years after the Effective Time (provided that neither Parent nor the Surviving Corporation is required to pay annual premiums in excess of 300% of the Current Premium, and if such premiums would at any time exceed 300% of the Current Premium, Parent or the Surviving

Corporation are required to maintain such insurance policies described in the Merger Agreement that provide the maximum coverage available at an annual premium equal to 300% of the Current Premium).
In addition, the Merger Agreement requires Parent, from and after the Effective Time, to cause the Surviving Corporation to (i) promptly pay to each Indemnified Party any expenses (including for legal counsel) incurred in defending or otherwise participating with respect to any legal action related to the acts or omissions described above (each a “Claim”) in advance of a final disposition of any such Claim, provided, that if required by the DGCL, the Surviving Corporation’s organizational documents or any applicable indemnification agreement the Indemnified Party will provide a written undertaking to repay any such amount paid or reimbursed if it is ultimately determined they are not permitted to be indemnified under applicable law, and (ii) assume all obligations of the Company and its subsidiaries in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s certificate of incorporation or bylaws or similar organizational documents of the Company in effect as of the date of the Merger Agreement, or in any indemnification agreement between the Company or its subsidiaries, on the one hand, and any Indemnified Party, on the other hand, existing as of the date of the Merger Agreement, each of which will survive the Merger and continue in full force and effect, and Parent will and will cause the Surviving Corporation and its subsidiaries to perform such obligations. Parent, from and after the Effective Time, will and will cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to limitation of liabilities of directors and officers and indemnification than are set forth in the certificate of incorporation and bylaws or other similar organizational documents of the Company as in effect on the date of the Merger Agreement.
In the event of any Claim, Parent and the Surviving Corporation will cooperate with the Indemnified Party and its insurer in the defense of such Claim and the Surviving Corporation will not settle, compromise or consent to the entry of any judgment or otherwise seek termination in any Claim pending or threatened in writing, to which an Indemnified Party is a party, unless such settlement, compromise, consent or termination includes an effective and enforceable unconditional release of the Indemnified Party from all liability arising out of such Claim or the Indemnified Party otherwise consents in writing. Parent’s and Surviving Corporation’s obligations described above and in further detail in Section 5.5 of the Merger Agreement will continue in full force and effect for a period of six years from the Effective Time, subject to extension in certain circumstances where a Claim is brought against an Indemnified Party on or prior to the sixth anniversary of the Effective Time, in which case, such obligations will continue in effect until the full and final resolution of such Claim.
Arrangements with Purchaser and Parent and their Affiliates.
Merger Agreement
On April 7, 2022, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on April 8, 2022, to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made or otherwise and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.
Confidentiality Agreement
The Company and Brookfield Capital Partners LLC (“Brookfield”) entered into a confidentiality agreement, dated as of January 25, 2022 (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement), Brookfield agreed, subject to certain exceptions, that, during the term of the Confidentiality Agreement, it would, and its representatives would keep such Confidential Information confidential and to use such information solely for the purpose of evaluating, and participating in discussions with the Company regarding, negotiating and/or consummating a possible transaction between the parties. The Confidentiality Agreement contains standstill provisions with a term of 12 months that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive agreement involving a fundamental transaction with a third party. The Confidentiality Agreement expires on January 25, 2024. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which the Company has filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Item 4.
The Solicitation or Recommendation.

Recommendation of the Board of Directors
On April 6, 2022, our Board of Directors unanimously (i) declared it advisable for the Company to enter into the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement in accordance with its terms and the consummation of the Merger Transactions in accordance with the DGCL and (ii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that stockholders tender their Shares to Purchaser pursuant to the Offer. See “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9.
Background of the Offer and Merger
As part of its oversight of the Company’s strategic planning process, our Board of Directors regularly reviews and discusses with the Company’s senior management and the Company’s outside advisors the Company’s performance, business strategy and competitive position. In addition, our Board of Directors and the Company’s senior management regularly evaluate different strategies for improving the Company’s near-term and long-term operational prospects and paths for enhancing stockholder value.
As part of these discussions, the Board of Directors has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, mergers, divestitures, joint ventures, strategic collaborations, and business combinations, such as a sale of the Company. Morgan Stanley & Co. LLC (“Morgan Stanley”) was engaged by the Company in connection with it going public on September 30, 2014, and from and after such time, Morgan Stanley has, from time to time, rendered advice to the Company regarding various strategic and financial matters, including the Company’s periodic reviews of its strategic alternatives. During the course of this relationship, representatives of Morgan

Stanley have periodically interacted, on the Company’s behalf, with firms in the Company’s industries as well as financial sponsor parties that have expressed interest in the Company.
In December 2020, a representative of a financial sponsor that we refer to as “Party A” contacted Brian Krzanich, the Chief Executive Officer of the Company, and expressed interest in discussing a potential strategic transaction involving the Company and Party A.
On January 6, 2021, the Company entered into a confidentiality agreement with Party A that included customary standstill provisions for a period of twelve months with a customary “fall away” provision providing that the standstill obligations terminated following the Company entering into a definitive agreement providing for a change of control like the Merger Agreement and therefore the confidentiality agreement the Company entered into does not prevent Party A from making a competing proposal to our Board of Directors. Following the execution of the confidentiality agreement and continuing into March 2021, representatives of the Company and representatives of Party A held a series of discussions regarding a potential strategic transaction with the Company.
On February 25, 2021, the Company instructed Morgan Stanley to provide its perspective on the Company’s value independent of the interest from Party A.
On March 3, 2021, representatives of Morgan Stanley reviewed and discussed with certain members of our Board of Directors Morgan Stanley’s preliminary analyses of the Company’s value and the potential for undertaking a sale process.
On March 7, 2021, the Company’s senior management provided our Board of Directors with an update on the status of discussions with Party A.
On March 22, 2021, a representative of Party A communicated to Mr. Krzanich that Party A was no longer interested in pursuing a strategic transaction with the Company because of regulatory considerations.
On June 11, 2021, our Board of Directors held a regularly scheduled in person meeting with members of the Company’s senior management and representatives of Morgan Stanley in attendance. At the meeting, representatives of Morgan Stanley provided our Board of Directors with their views on longer-term value creation and strategic alternatives to enhance stockholder value for the Company.
On September 15, 2021, our Board of Directors held a regularly scheduled in person meeting with members of the Company’s senior management and representatives from Morgan Stanley in attendance. At the meeting, representatives of Morgan Stanley reviewed perspectives on value and the potential impact on value arising from various strategic paths to enhance both the Company’s growth and the Company’s ability to generate strong stockholder returns. Representatives of Morgan Stanley then reviewed and discussed with our Board of Directors Morgan Stanley’s preliminary analyses of the Company’s value. Following this discussion, our Board of Directors authorized the Company’s management to coordinate with Morgan Stanley to undertake a review of the Company’s long-range plan.
On November 10, 2021, our Board of Directors held a regularly scheduled in person meeting with members of the Company’s senior management and representatives from Morgan Stanley in attendance. During the meeting, management discussed the Company’s projected performance for the full fiscal year ending June 30, 2022, identifying anticipated key drivers and challenges to meeting such performance goals. Management also discussed market conditions across the Company’s core customer segments and the impacts on such segments, including short- and long-term challenges. Our Board of Directors then discussed with the Company’s senior management the competitive environment, including existing and emerging competitors and emerging competitive practices across pricing, technological innovation and breadth of offerings. Following this discussion, representatives of Morgan Stanley reviewed and discussed with our Board of Directors the preliminary valuation analyses conducted by Morgan Stanley based on its analysis of management’s then-existing long-range plan. Representatives of Morgan Stanley then presented analyses of management’s risk-adjusted perspective on the Company’s longer-term financial prospects in light of the emphasis in the Company’s then-existing long-range plan on the Company’s nascent products and recent acquisitions, changing macroeconomic conditions, ongoing supply chain disruptions, inflationary headwinds, certain execution risks, and the potential adverse impact of these on the Company’s prospects and to achievement of the long-range plan. In connection with this discussion, representatives of Morgan Stanley noted that certain financial sponsors had from time to time expressed interest in a potential acquisition of the Company and discussed with our Board of Directors the profile of financial sponsors and strategic parties that could be invited to participate if our Board of Directors determined to pursue a strategic alternative process. Following this discussion, representatives of Morgan Stanley left the meeting. Our Board of Directors then discussed the Morgan Stanley analysis and the possibility of conducting outreach to solicit interest in acquiring the Company, including the benefits and risks of conducting such a process. Our Board of Directors also discussed engaging a third-party consultant to conduct an analysis on the Company’s end-markets, strategic direction, macro variables and their impact on the Company’s long-range plan to provide context for our Board of Directors in evaluating the Company’s long-range plan as well as the various strategic alternatives available to the Company. Our Board of Directors directed members of senior management of the Company to engage a third-party consultant to conduct the analysis. Our Board of Directors also directed members of senior management of the Company to update, with the assistance of Morgan Stanley, the Company’s long-range plan, including the risk-adjusted analyses, for potential use in connection with a strategic alternative process. Following the meeting, the Company’s management team retained an outside consultant.
On December 20, 2021, our Board of Directors met by videoconference, with members of the Company’s senior management, representatives from long-time outside legal counsel to the Company, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) and representatives from Morgan Stanley in attendance. At this meeting, representatives of Paul, Weiss reviewed with our Board of Directors their fiduciary duties under applicable law. Representatives of Morgan Stanley provided an update on Morgan Stanley’s work with management on updating the Company’s long-range plan and provided our Board of Directors with Morgan Stanley’s views on strategic trends in the retail automotive markets and their implications on the Company’s business. In addition, representatives of Morgan Stanley reviewed and discussed with our Board of Directors the macroeconomic environment and outlook and the relative receptiveness of markets to significant mergers and acquisition transactions. During the course of this meeting, management also reported preliminary findings and perspectives from the market assessment work conducted by the third-party consultant. Management discussed with our Board of Directors management’s progress in updating the Company’s long-range plan to reflect actual performance to date as well as refinements to growth rates across various product lines and revisions to certain cost assumptions while acknowledging the continued uncertainty with respect to future macroeconomic conditions and market dynamics. The updated long-range plan prepared by the Company’s management with the assistance of Morgan Stanley later was updated in March 2022 to reflect year to date performance of the business and, as updated, is further described as the “Management Case” in the section entitled “— Certain Unaudited Prospective Financial Information.” Representatives of Morgan Stanley then reviewed an illustrative timeline and work plan for contacting parties that may be interested in a strategic transaction with the Company. Following this discussion, our Board of Directors discussed formalizing the engagement of Morgan Stanley as financial advisor to the Company, based on, among other things, Morgan Stanley’s credentials as a sophisticated investment bank with substantial knowledge and experience in the retail automotive industry, vertical software spaces and mergers and acquisitions generally, as well as its familiarity with the Company and approved the engagement of Morgan Stanley by the Company, subject to finalization of the terms of such engagement. Following this discussion, our Board of Directors authorized the Company’s senior management and Morgan Stanley to begin the outreach to an initial group of potentially interested parties that our Board of Directors determined, after consultation with management and Morgan Stanley, constituted or could constitute feasible counterparties, and whose participation was not likely to increase the potential for disruptions to the Company’s ongoing business.
Following the meeting, in late December 2021, Morgan Stanley, at the direction of our Board of Directors, contacted seven potential counterparties, five of which were financial sponsors, including a financial sponsor that we refer to as “Party B,” a financial sponsor that we refer to as “Party C” and a financial sponsor that we refer to as “Party D” and two of which were strategic parties, to gauge their interest in a potential strategic transaction with the Company.
In January 2022, Morgan Stanley contacted, or in some cases, were contacted by, an additional 12 potential counterparties, including a financial sponsor that we refer to as “Party E” and a financial sponsor that we refer to as “Party F,” and each such potential counterparty, including the seven potential counterparties contacted in December 2021, was provided with a draft confidentiality agreement. Following initial outreach to 19 potential counterparties, four additional financial sponsor parties, one of which was Brookfield, contacted Morgan Stanley to express an interest in participating in the Company’s strategic alternative process, and, following such outreach, between January 21, 2022 and January 24, 2022, such financial sponsor parties, including Brookfield, were provided a draft confidentiality agreement. Between January 2022 and February 2022, the Company entered into customary confidentiality agreements with 15 financial sponsor parties, including Brookfield, Party B, Party C, Party D, Party E and Party F, and two strategic counterparties. Each of these confidentiality agreements included a customary standstill provision with a customary “fall away” provision providing that the standstill obligations terminated following the Company entering into a definitive agreement providing for a change of control like the Merger Agreement and therefore such confidentiality agreements the Company entered into do not prevent the counterparties thereto from making a competing proposal to our Board of Directors.
On January 12, 2022, our Board of Directors met by videoconference with members of the Company’s senior management, representatives from Paul, Weiss and representatives from Morgan Stanley in attendance. At the meeting, management reviewed and discussed with our Board of Directors, the Company’s preliminary financial results for the fiscal quarter ended December 31, 2021 and the Company’s performance relative to the prior year period as well as relative to the Company’s anticipated results for the fiscal quarter ended March 31, 2022 and full fiscal year 2023. Following this discussion, representatives of Morgan Stanley provided an update to our Board of Directors on the status of outreach to potentially interested parties and indicated that a number of such parties had expressed interest and that three parties had executed confidentiality agreements.
On January 18, 2022, the Company entered into an engagement letter with Morgan Stanley (which was amended and restated on February 4, 2022), pursuant to which Morgan Stanley would be formally engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company.
During the period between January 19, 2022 and February 2, 2022, members of the Company’s senior management and representatives from Morgan Stanley held management presentations with representatives of all 15 financial sponsors that had executed a confidentiality agreement, including Brookfield, Party B, Party C, Party D, Party E and Party F and one strategic counterparty and received a copy of the third-party consultant report as part of the due diligence being undertaken by such parties regarding the Company’s business and operations and financial condition.
On January 24, 2022, a draft confidentiality agreement was provided to Brookfield, which included a customary standstill provision with a customary “fall away” provision providing that the standstill obligations terminated following the Company entering into a definitive agreement providing for a change of control like the Merger Agreement and therefore the confidentiality agreement the Company entered into does not prevent Brookfield from making a competing proposal to our Board of Directors. On January 25, 2022, the Company entered into a confidentiality agreement with Brookfield.
On January 31, 2022, at the direction of our Board of Directors, Morgan Stanley delivered to 14 parties that had previously executed a confidentiality agreement with the Company, including Brookfield, Party B, Party C, Party D and Party E, and that had indicated that they continued to be interested in pursuing discussions with the Company regarding a potential strategic transaction, a process letter requesting that such parties submit an initial indication of interest (including views on valuation and expected financing arrangements) on February 22, 2022. Between February 1, 2022 and February 3, 2022, Morgan Stanley delivered process letters to three additional parties, including Party F, that had previously executed confidentiality agreements with the Company.
After market close on February 18, 2022, a news article was published, based on unnamed sources, reporting market speculation that the Company had solicitated indications of interest from multiple financial sponsors. The closing price of the Shares rose from $42.24 per Share on February 18, 2022 (the last trading day prior to when reports of a potential strategic transaction were published) to $45.37 on February 22, 2022.
On February 22, 2022, the Company received preliminary non-binding written indications of interest from four counterparties (Brookfield, Party C, Party E and Party F) regarding the acquisition of all of the outstanding Shares, subject to, among other things, each party’s completion of due diligence. Brookfield’s indication of interest valued the Company at $56 per Share in cash (which represented a premium of approximately 33% over the Company’s closing stock price of $42.24 on February 18, 2022). Party C’s indication of interest valued the Company at $55 per Share in cash (which represented a premium of approximately 30% over the Company’s closing stock price of $42.24 on February 18, 2022). Party E’s indication of interest valued the Company between $50 and $54 per Share in cash (which represented a premium in the range of approximately 18% to 28% over the Company’s closing stock price of $42.24 on February 18, 2022). Party F’s indication of interest valued the Company at $50 per Share in cash (which represented a premium of approximately 18% over the Company’s closing stock price of $42.24 on February 18, 2022). In addition, the Company received a verbal indication on potential value from Party D which valued the Company between $42 and $45 per Share in cash (which represented a premium in the range of approximately 1% to 7% over the Company’s closing stock price of $42.24 on February 18, 2022, excluding the lower end of the range). Morgan Stanley did not communicate with Party D again after this date.
On February 24, 2022, the Company received a preliminary written non-binding indication of interest from Party B. Party B’s indication of interest valued the Company between $47 and $50 per Share in cash (which represented a premium in the range of approximately 11% to 18% over the Company’s closing stock price of $42.24 on February 18, 2022). Other than these parties, no party that had received the January 31 process letter from Morgan Stanley submitted an indication of interest.
On February 24, 2022, our Board of Directors met by videoconference with members of the Company’s senior management, representatives from Paul, Weiss and representatives from Morgan Stanley in attendance. At the meeting, representatives of Morgan Stanley provided an overview of the potential impacts of the onset of the war in Ukraine on the global economy and other macroeconomic conditions. Representatives of Morgan Stanley then provided an update on the ongoing process, including a review of the participants, preliminary diligence and feedback received. Representatives of Morgan Stanley then reviewed the material terms of the indications of interest received from Brookfield, Party B, Party C, Party D, Party E and Party F. Representatives of Morgan Stanley noted that each of Party B, Party C, Party E and Party F indicated a desire to partner with at least one other party in order to finance a transaction with the Company. Following this discussion, our Board of Directors directed Morgan Stanley to facilitate the partnering of such parties by connecting Party E with Party C and by connecting Party B with Party F. During the course of the meeting, representatives of Paul, Weiss reviewed with members of our Board of Directors their fiduciary duties under applicable law in connection with our Board of Directors’ evaluation of the proposals received. Representatives of Paul, Weiss also reviewed with our Board of Directors the material terms of a draft Merger Agreement that could be provided to the parties that continued in the strategic alternative process. Following alignment of the partnerships, our Board of Directors instructed Morgan Stanley to start to invite each of the parties that had submitted a written indication of interest and, for Party B, Party C, Party E and Party F, confirm that they were willing to partner with at least one of the other remaining counterparties to continue in the process and to provide each party with a copy of the draft Merger Agreement. Party C and Party E later agreed to partner in order to submit a joint bid for a potential strategic transaction involving the Company. We refer to Party C and Party E collectively, and as expanded, from time to time, as the “Consortium.”
Following our Board of Directors’ meeting, over the next week, representatives of Morgan Stanley, on behalf of the Company, granted representatives of each of Brookfield, Party C and Party E and their respective counsel access to due diligence materials through a virtual data room, including the draft Merger Agreement prepared by Paul, Weiss.
On March 7, 2022, members of the Company’s senior management and representatives from Morgan Stanley held an in person management presentation with representatives of Brookfield followed by a working dinner.
On March 8, 2022, Morgan Stanley informed Party B that our Board of Directors had decided not to move forward with Party B after considering Party B’s written offer and other subsequent discussions between Party B and Morgan Stanley, including Party B’s decision not to partner with Party F.

On March 8, 2022, our Board of Directors held a regularly scheduled in person meeting with members of the Company’s senior management and representatives from Morgan Stanley in attendance. At the meeting, representatives of Morgan Stanley provided an overview on the potential impacts of the war in Ukraine on the global economy and other macroeconomic conditions. Representatives of Morgan Stanley then provided our Board of Directors with an update regarding the ongoing discussions with Brookfield and the Consortium. Representatives of Morgan Stanley then noted that Brookfield and the Consortium, the remaining interested parties, were continuing their due diligence review and recommended providing such parties with a bid deadline of April 5, 2022. Following this discussion, our Board of Directors instructed Morgan Stanley to communicate that date to the remaining interested parties. During the meeting, members of management reviewed with our Board of Directors business and financial performance through February 2022 as well as an updated fiscal third quarter and fiscal year 2022 forecast.
On March 11, 2022, our Board of Directors received an unsolicited non-binding indication of interest from an industry participant that we refer to as “Party H” that is a portfolio company of a financial sponsor that we refer to as “Party I.” In this preliminary, non-binding indication of interest, Party H stated that it could potentially complete a transaction to acquire all of the outstanding Shares at a price per Share in cash in a valuation range of $52 to $54 per Share, subject to, among other things, its completion of due diligence, confirmation of various valuation assumptions and addressing regulatory matters. In addition, Party H requested a call between Paul, Weiss and Party H’s regulatory counsel to discuss the respective views of each party with respect to obtaining regulatory clearance.
On March 13, 2022, representatives of Party H were provided with a draft confidentiality agreement.
Between March 13, 2022 and March 17, 2022, representatives of the Company and representatives of Party H exchanged drafts of the confidentiality agreement and negotiated the terms thereof.
On March 14, 2022, at the direction of the Company, Morgan Stanley sent a process letter to Brookfield and Party F, on behalf of the Consortium, requesting the delivery of an initial markup of the draft Merger Agreement on March 24, 2022 and a final binding proposal on April 5, 2022.
On March 16, 2022, representatives of Morgan Stanley delivered to our Board of Directors a relationship disclosure letter disclosing its relationships with respect to Brookfield as well as its relationship with the members of the Consortium.
On March 16, 2022, the Company consented to a request from the Consortium to add Party F and, subject to the execution of a confidentiality agreement, a financial sponsor with a significant technology portfolio that we refer to as “Party G,” to the Consortium. The Company granted representatives of Party F access to due diligence materials through a virtual data room. Party G was provided with a draft confidentiality agreement.
On March 17, 2022, the Company entered into a confidentiality agreement with Party G that included a customary standstill provision with a customary “fall away” provision providing that the standstill obligations terminated following the Company entering into a definitive agreement providing for a change of control like the Merger Agreement and therefore the confidentiality agreement the Company entered into does not prevent Party G from making a competing proposal to our Board of Directors. Following execution of the confidentiality agreement by Party G, the Company granted representatives of Party G access to due diligence materials through a virtual data room, which included access to the draft Merger Agreement.
On March 17, 2022, the Company entered into a confidentiality agreement with Party H and Party I that included a customary standstill provision with a customary “fall away” provision providing that the standstill obligations terminated following the Company entering into a definitive agreement providing for a change of control like the Merger Agreement and therefore the confidentiality agreement the Company entered into with Party H and Party I does not prevent Party H and Party I from making a competing proposal to our Board of Directors.
On March 22, 2022, members of the Company’s senior management and representatives from Morgan Stanley attended a working dinner with representatives of Party C, Party E and Party F followed by an in person management presentation on March 23, 2022.

On March 23, 2022, representatives of the Company and representatives of Paul, Weiss, on the one hand, and representatives of Party H, Party I and their counsel, on the other hand, held a call to discuss Party H’s views with respect to the competitive landscape, and regulatory burden associated with, and required timing to obtain regulatory clearance for, any potential transaction involving Party H and the Company. During the course of the discussion, representatives of Party H suggested a willingness to divest one of its businesses but otherwise declined to describe to representatives of the Company, in specific terms, all of the steps that they would be willing to commit to in order to obtain regulatory clearance in the event Party H were to enter into an agreement to acquire the Company.
On March 24, 2022, Davis Polk & Wardwell LLP (“DPW”), on behalf of Brookfield, delivered a revised draft of the Merger Agreement to Paul, Weiss.
During the period between March 24, 2022 and March 31, 2022, representatives of the Company participated in calls and virtual meetings with representatives of Brookfield, on the one hand, and representatives of the Consortium, on the other hand, to facilitate each party’s ongoing due diligence investigation.
On March 25, 2022, counsel for the Consortium delivered a revised draft of the Merger Agreement to Paul, Weiss.
On March 25, 2022, representatives of outside counsel for Party H held a call with representatives of Paul, Weiss to further discuss certain information regarding Party H, the Company and the industries in which they operate on an outside-counsel only basis. During the course of the discussion, representatives of Party H suggested a willingness to divest one of its businesses but otherwise declined to describe to representatives of Paul, Weiss, in specific terms, all of the steps that they would be willing to commit to in order to obtain regulatory clearance in the event Party H were to enter into an agreement to acquire the Company.
On March 28, 2022, representatives of outside counsel for Party H held a call with representatives of Paul, Weiss to further discuss certain information regarding Party H, the Company and the industries in which they operate on an outside-counsel only basis. During the course of the discussion, representatives of Party H suggested a willingness to divest one of its businesses but otherwise declined to describe to representatives of Paul, Weiss, in specific terms, all of the steps that they would be willing to commit to in order to obtain regulatory clearance in the event Party H were to enter into an agreement to acquire the Company.
On March 30, 2022, representatives of Rothschild & Co., on behalf of Party H, held a call with representatives of Morgan Stanley to state Party H’s continued interest in potentially acquiring all of the outstanding Shares at a price per Share in cash ranging from $52-54 per Share, subject to completion of Party H’s due diligence.
On March 31, 2022, representatives of Paul, Weiss held a call with representatives of DPW to provide the Company’s views with respect to certain terms of the Merger Agreement previously provided by DPW, including Brookfield’s proposals on the circumstances under which a termination fee would be payable by the Company, the scope of the representations and warranties provided by the Company, and the amount of the termination fee payable by the Company, among other terms, and requested that DPW submit a further revised draft of the Merger Agreement with Brookfield’s final bid.
On April 1, 2022, representatives of Paul, Weiss held a call with representatives of counsel for the Consortium to provide the Company’s views with respect to certain terms of the Merger Agreement previously provided by counsel to the Consortium and requested that the Consortium’s counsel submit a further revised draft of the Merger Agreement with the Consortium’s final bid.
On April 4, 2022, Party H delivered a letter to the Company. In this letter, Party H indicated its interest in potentially acquiring all of the outstanding Shares at a price per Share in cash ranging from $52 to $54 per share, subject to completion of Party H’s due diligence.
On April 5, 2022, the Consortium and Brookfield each submitted revised indications of interest to acquire the Company. The Consortium’s proposal contemplated an all-cash purchase price of $47 per

Share. Brookfield’s proposal contemplated an all-cash purchase price of $54.87 per Share and included a revised draft of the Merger Agreement and drafts of other transaction documents, including proposed debt commitment letters. Brookfield’s letter of April 5, 2022 also indicated that Brookfield’s offer would remain valid until 12:00 p.m. on April 7, 2022 and that Brookfield was prepared to announce a transaction within 24 hours.
On April 6, 2022, representatives of Morgan Stanley delivered to our Board of Directors an updated relationship disclosure letter with respect to Brookfield, the members of the Consortium, Party H and Party I.
On April 6, 2022, our Board of Directors met by videoconference with members of the Company’s senior management, representatives from Paul, Weiss and representatives from Morgan Stanley in attendance. At this meeting, representatives of Morgan Stanley reviewed the terms of the most recent indications of interest from Brookfield and the Consortium and the unsolicited indication of interest from Party H. Representatives from Paul, Weiss reviewed with our Board of Directors the fiduciary duties applicable to our Board of Directors’ review of strategic alternatives, including a potential sale of the Company. Representatives of Paul, Weiss also reviewed with our Board of Directors the terms of the Merger Agreement, the likelihood and anticipated timing of obtaining regulatory clearances and other issues posed by the Party H proposal, the status of negotiations with the Consortium and the terms of the transaction documents proposed by the Consortium, the status of negotiations with Brookfield and the terms of the transaction documents proposed by Brookfield and highlighted for our Board of Directors the key differences between the terms of the transaction documents discussed at the meeting of the Board of Directors on February 24, 2022 and the drafts of the transaction documents proposed by Brookfield. At the meeting, management of the Company reviewed with our Board of Directors the Management Case and the risk-adjusted sensitivity case of management’s long-range plan that had been prepared to account for alternative perspectives on execution risk in light of the most recent performance of the Company’s nascent products and recent acquisitions, as well as changing macroeconomic conditions, ongoing supply chain disruptions, inflationary headwinds, higher interest rates and their potential adverse impact on the Company’s prospects as well as certain risks to achievement of the Company’s then-existing long-range plan, which is further described as the “Risk Adjusted Case” in the section entitled “— Certain Unaudited Prospective Financial Information.” Representatives of Morgan Stanley reviewed with our Board of Directors its financial analysis of the $54.87 per Share cash consideration to be paid by Brookfield in the Merger Transactions to the holders of Shares pursuant to the Merger Agreement. Representatives of Morgan Stanley then rendered to our Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 7, 2022, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in preparing its opinion, the $54.87 per Share in cash amount to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The opinion is more fully described under the section entitled “— Opinion of Morgan Stanley” below. The full text of the written opinion of Morgan Stanley has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Representatives of Paul, Weiss then reviewed and discussed the resolutions proposed to be adopted by our Board of Directors to approve the Merger Transactions. After discussing the potential transaction and considering the presentations made by the Company’s management, Paul, Weiss and Morgan Stanley and the other considerations detailed in this Schedule 14D-9 under the heading “— Reasons for Recommendation,” our Board of Directors unanimously adopted resolutions (i) declaring it advisable to enter into the Merger Agreement and approving the execution, delivery and performance of the Merger Agreement in accordance with its terms and the consummation of the Merger Transactions in accordance with the DGCL and (ii) recommending that the stockholders of the Company accept the Offer and tender their shares of Common Stock in the Offer.
Following our Board of Directors meeting, during the evening of April 6, 2022 and into the morning of April 7, 2022, representatives of the Company and representatives of Paul, Weiss, on the one hand, and representatives of Brookfield and representatives of DPW, on the other hand, finalized the terms of the Merger Agreement and the Company, Parent and Merger Sub executed and delivered the Merger Agreement prior to the opening of the market on April 7, 2022.

On the morning of April 7, 2022, prior to the opening of trading of the Shares on the NASDAQ, Parent and the Company each issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the outstanding Shares at a price of $54.87 per Share in cash.
On April 22, 2022, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for Recommendation
Our Board of Directors consulted with senior management of the Company regarding, among other things, the Company’s industry, and its business and prospects as an independent company. Our Board of Directors consulted with its financial advisor regarding the financial aspects of the Merger Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Offer and the Merger. Our Board of Directors also consulted with its legal counsel regarding our Board of Directors’ legal duties, the terms of the Merger Agreement and related issues. In the course of reaching its unanimous determination, our Board of Directors carefully considered numerous factors, including the following non-exhaustive list of material factors and benefits that weighed positively in favor of its unanimous decision, among others and not necessarily in order of relative importance:
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Premium to Market Price.   Our Board of Directors considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price represents a compelling premium to historical market prices of the Shares, including a premium of approximately 29.9% to the Company’s unaffected closing stock price of $42.24 on February 18, 2022 (the last trading day prior to news reports speculating about a potential sale process) and a premium of approximately 28.1% premium to the volume weighted average price of the Shares over the 30 calendar days ended February 18, 2022.

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Cash Tender Offer; Certainty of Value.   Our Board of Directors considered that the Offer Price is all cash and that under the DGCL the second-step merger can be completed immediately following the consummation of the Offer, without a vote of the Company’s stockholders, so that the Merger Transactions provide certainty, immediate value and liquidity to our stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with certain macroeconomic conditions, including the COVID-19 pandemic and the ongoing conflict in Ukraine, and the potential impact of such risks and uncertainties on the Company’s standalone strategy and trading price of the Shares.

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Sale Process.   Our Board of Directors considered the fact that it had engaged in extensive discussions regarding strategic options and potential counterparties with the Company’s management and representatives of Morgan Stanley and representatives of Paul, Weiss. In particular, the process conducted by our Board of Directors, with the assistance of Morgan Stanley, involved contacting, or responding to, 24 potential counterparties, entering into non-disclosure agreements with 19 potential counterparties, providing management presentations to 16 potential counterparties and receiving initial indications of interest from 7 potential counterparties and 3 final indications of interest, one of which was from Brookfield. Additionally, our Board of Directors considered that in light of the media leak on February 18, 2022, any party that was not affirmatively contacted by the Company could have submitted an indication of interest to Morgan Stanley and the Company, that the Company would have engaged with such a party, and that one such counterparty did subsequent to the media leak submit an indication of interest to the Company.

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Best Strategic Alternative for Maximizing Stockholder Value.   Our Board of Directors determined, after a thorough review of strategic alternatives and discussions with our management and our financial and legal advisors, that the Offer Price is more favorable to the Company’s stockholders in the short term than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company.

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Arms-Length Negotiation.   The course of negotiations with Parent, including the fact that the Offer Price and the other terms of the Merger Agreement (including the inclusion of provisions that increase the likelihood of completing the Offer and consummating the Merger) resulted from negotiations between management of the Company and the Company’s legal and financial advisor (with input and guidance from our Board of Directors), on the one hand, and Parent and its legal advisors, on the other hand, and our Board of Directors’ belief that the Offer Price represented the highest per Share consideration that could be negotiated.
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Fairness Opinion.   Our Board of Directors considered the oral opinion of Morgan Stanley, subsequently confirmed in Morgan Stanley’s written opinion, dated April 7, 2022, that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $54.87 per Share in cash amount to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The opinion is more fully described under the section entitled “— Opinion of Morgan Stanley” below. The full text of the written opinion of Morgan Stanley has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

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Business Reputation of Brookfield.   The business reputation, management and financial resources of Brookfield, including (i) the debt financing commitment that Parent obtained from Credit Suisse AG, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA, Bank of Montreal, BMO Capital Markets Corp., Barclays Bank PLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Royal Bank of Canada, RBC Capital Markets, LLC, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A. and BofA Securities Inc. (the debt financing contemplated by such financing commitment, the “Debt Financing”) and (ii) the equity financing commitment that Parent obtained from Brookfield to provide funding for the Offer and the Merger.

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Likelihood and Speed of Consummation.   Our Board of Directors considered the likelihood of completion of the Merger Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

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the conditions to the Offer and the Merger being specific and limited;

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the size and financial strength of Brookfield;

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the business reputation and capabilities of Brookfield, including Brookfield’s track record of successfully completing merger and acquisition transactions;

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the likelihood of obtaining required regulatory approvals, and the commitments Parent agreed to in the Merger Agreement regarding regulatory approvals;

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the ability of the Company to specifically enforce Parent’s and Merger Sub’s obligations under the Merger Agreement, including (subject to certain conditions further described in the Merger Agreement) their obligations to consummate the Offer and the Merger;

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the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent’s stockholders; and

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the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require Company stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. Our Board of Directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

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The Company’s Operating and Financial Condition; Prospects of the Company.   Our Board of Directors considered the Company’s business, financial condition and results of operations and concluded that the Offer Price is more favorable to the Company’s stockholders in the short term than the potential value that could be expected to be generated were the Company to remain independent and execute on its current business and financial plans. Our Board of Directors considered, among other factors, that its stockholders would continue to be subject to the risks and uncertainties of the Company if it remained independent. These execution risks and uncertainties included execution risk of modernization efforts on legacy DMS software, entry into new lines of business and growth of new revenue streams, increased competition and challenges in talent acquisition.
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No Financing Condition.   Our Board of Directors considered the absence of any financing condition in the Merger Agreement, and the fact that the Merger Agreement provides that, if the Merger Transactions are not consummated due to a failure of the Debt Financing sources to fund the Debt Financing, Parent will pay the Company a reverse termination fee of $594 million, plus interest and costs of collection, if applicable, without the Company having to establish any damages.

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Certain Management Projections.   Our Board of Directors considered certain forecasts for the Company prepared by or at the direction of senior management of the Company, which reflected various assumptions of the Company’s senior management. For further discussion, see “— Certain Unaudited Prospective Financial Information.”

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Opportunity to Receive Unsolicited Proposals, Change Recommendation or Terminate the Transactions in Order to Accept a Superior Proposal.   Our Board of Directors considered the terms of the Merger Agreement permitting the Company to receive unsolicited proposals, and the other terms and conditions of the Merger Agreement, including:

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that the Company may, subject to certain conditions, furnish, pursuant to entry into an acceptable confidentiality agreement, confidential information with respect to the Company and its subsidiaries and access thereto to third parties making such an unsolicited proposal and participate or engage in negotiations or discussions with such third parties regarding unsolicited proposals that are made prior to the time that the Offer is consummated;

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the provisions of the Merger Agreement allowing the Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $181.5 million, which amount the directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to other acquisition proposals. Our Board of Directors also recognized that the provisions in the Merger Agreement relating to this fee were insisted on by Parent as a condition to entering into the Merger Agreement; and

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its ability under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer in certain circumstances, including in connection with a superior proposal or an event, occurrence or fact that materially affects the business of the Company and its subsidiaries occurring or arising after the date of the Merger Agreement that was not known to or reasonably foreseeable by the Board of Directors as of the date of the Merger Agreement.

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Other Terms of the Merger Agreement.   Our Board of Directors considered other terms of the Merger Agreement, as more fully described in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board of Directors considered important included:

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Termination Date.   The termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to obtain required regulatory approvals and to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

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Regulatory Approvals.   The Merger Agreement requires Parent to use, subject to certain limitations, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all necessary orders, consents and approvals from governmental authorities, obtain the expiry or early termination of any applicable waiting periods and make all necessary registrations and filings with and take all steps as may be reasonably necessary to obtain an approval or waiver from, or avoid a proceeding by, any governmental authorities.
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Extension of the Offer.   Merger Sub’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions. However, Parent and Merger Sub are required to extend the Offer beyond the initial Offer Expiration Time if, at any otherwise scheduled Offer Expiration Time (as such terms are defined in the Introduction to the Offer to Purchase), any condition has not been satisfied or waived, for one or more consecutive increments of not more than five business days each (but not beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the termination date).

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Appraisal Rights.   Our Board of Directors considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their Shares, which may be more than, less than or the same as the amount such stockholders would have received under the Merger Agreement.

Our Board of Directors also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Merger Transactions and recommend that stockholders tender their Shares pursuant to the Offer, including the following, which are not necessarily listed in order of relative importance:
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the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer have the opportunity to participate in any potential future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

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the fact that the Merger Agreement precludes the Company from soliciting alternative transaction proposals and restricts the Company’s ability to engage in discussions regarding unsolicited alternative transaction proposals unless, subject to certain terms and conditions in the Merger Agreement, our Board of Directors determines, in good faith, after consultation with outside legal counsel and its financial advisors that a proposal constitutes a superior proposal to the Merger Transactions;

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the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $181.5 million, including if the Company terminates the Merger Agreement to accept a superior proposal or our Board of Directors changes its recommendation;

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the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and consummation of the Merger;

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the risk of incurring substantial expenses related to the Offer and the Merger;

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the risk that all conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

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the risks and costs to the Company if the Merger Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company’s employees, customers and key relationships, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

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the possibility that another party might have been willing to pay a higher purchase price for the Company than the Offer Price;

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the possibility that, although the Offer and the Merger provide the Company’s stockholders the opportunity to realize a premium to the price at which the Shares traded prior to the public announcement of the Transactions, the price of the Shares might have increased in the future to a price greater than the Offer Price;

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the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the Offer and the Merger that may be different from, or in addition to, those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between the Company and Its Executive Officers, Directors and Affiliates”;

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the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

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the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger;

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the potential effect of the public announcement of the Merger Agreement, including effects on the Company’s revenues, customers, employees, operating results and share price and the Company’s ability to attract and retain key management and personnel; and

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the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger. Our Board of Directors collectively reached the unanimous conclusion to declare advisable the Merger Agreement and the Transactions and to approve the Merger Agreement and the Transactions in light of these various factors.
The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different reasons.
The foregoing description of the consideration by our Board of Directors of the reasons supporting the Merger Agreement, the Offer, the Merger and the Merger Transactions contemplated by the Merger Agreement and its recommendation that stockholders tender their Shares pursuant to the Offer is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, revenue, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates, including the difficulty of predicting general economic and market conditions. However, in connection with the proposed transaction as further described above in the section captioned “— Background of the Offer and Merger,” management of the Company prepared and provided to our Board of Directors , Morgan Stanley and Parent financial forecasts, which management updated in March 2022 to reflect actual year-to-date performance for the fiscal 2022 period (the “Management Case”). In light of changing macroeconomic conditions arising after the initial preparation of the Management Case and management’s experience with executing against the Management Case in the period following its creation, management discussed with Morgan Stanley a number of risks to achievement of the Management Case, including:
•
Execution risk relating to the cost, timing, and efficacy of the Company’s product and technology modernization efforts;

•
The Company’s lack of historical precedent in sustaining a high-single digit revenue growth rate;

•
The dependency in the Management Case on growth from nascent products and recent acquisitions that have not been proven commercially at scale, and which were underperforming relative to the original Management Case;

•
Risks to the cost structure reflected in the Management Case due to higher wage and other inflation than that assumed in the Management Case;

•
Shifts in the competitive environment of the Company’s core business;

•
The risk of a cyclical downturn in the financial health of the Company’s core customer base of automotive dealers from their current peak attributable to the present supply/demand imbalance of automobiles;

•
Increased adoption of electric vehicles and the commensurate growth of manufacturers, such as Tesla, Rivian, and others, that are not using franchise automotive dealers for their distribution model; and

•
The risk of disruption to the franchise dealer distribution model by legacy manufacturers shifting to direct sales or agency models.

In discussions with Morgan Stanley, management determined that the use of an alternative five-year forecast in which these additional risks to the business were reflected in a lower compound revenue growth rate (the “Risk-Adjusted Case” and, together with the Management Case, the “projections”) was appropriate. Management directed Morgan Stanley to use the projections in connection with rendering its fairness opinion to our Board of Directors and performing its related financial analysis, as described above under the heading “— Opinion of Morgan Stanley.” Management discussed these considerations with our Board of Directors at several meetings of our Board of Directors throughout the strategic alternative process and also reviewed both the Management Case and the Risk-Adjusted Case with our Board of Directors at the meeting of the Board on April 6, 2022, as described above under the heading “— Background of the Offer and Merger.” The summary of the projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial forecasts that were made available to Morgan Stanley and Parent, and is not being included in this Schedule 14D-9 to influence any Company stockholder to tender Shares or for any other purpose.
The projections were prepared for our internal use. Neither the Management Case nor the Risk-Adjusted Case were prepared with a view toward public disclosure or with a view toward complying with published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, both the Management Case and the Risk-Adjusted Case were prepared on a reasonable basis.
Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and necessarily involve judgments with respect to, among other things, execution risk, subscription revenue growth, new product launches, estimated costs and expenses, pricing, future economic, competitive and regulatory conditions, and the factors referenced in connection with the Risk-Adjusted Case above, many of which are difficult to predict and are beyond the control of the Company’s management. Because the projections cover multiple years, by their nature, they also become subject to greater uncertainty with each successive year.
Important factors that may affect actual results and result in the projections not being achieved include, but are not limited to, the Company’s success in obtaining, retaining and selling additional services to customers, the pricing of the Company’s products and services, the Company’s success in developing and deploying new and modernized technologies, auto sales and related industry changes, macroeconomic factors and competitive conditions and other risk factors described in the Company’s Annual Report on Form

10-K for the fiscal year ended June 30, 2021, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the projections may be affected by the Company’s inability to achieve strategic goals, objectives and targets over the applicable period. In addition, the projections do not take into account any circumstances or events occurring after the date they were prepared and do not give effect to the Offer and Merger. As a result, there can be no assurance that the prospective results will be indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information.
The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives or any other person, including Brookfield, considered or considers the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives, nor any other person, including Brookfield, has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or can give any assurance that actual results will not differ materially from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the projections, except as otherwise required by law.
The projections include non-GAAP financial measures, and they were presented because management believed they could be useful indicators of the Company’s projected future operating performance. The Company prepared the projections on a non-GAAP basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures in connection with a proposed business combination transaction such as the proposed Transaction if the disclosure is included in a document such as this Schedule 14D-9. Reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by our Board of Directors or the Company’s financial advisors in connection with the Offer or the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Management Case and the Risk-Adjusted Case to the relevant GAAP financial measures. As used herein, “GAAP” means generally accepted accounting principles.
All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended June 30, 2021 and subsequent Quarterly Reports and Current Reports on Form 10-Q and Form 8-K. Please consider carefully the discussion entitled “Cautionary Statement Concerning Forward-Looking Statements” elsewhere in this Schedule 14D-9.
In light of the foregoing factors and the uncertainties inherent in the projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the projections.
The following tables reflect selected metrics included in the projections:
Management Case
	For Fiscal Year Ending June 30,
(dollars in millions)	2022E	2023E	2024E	2025E	2026E
Total Revenue	$1,795	$1,946	$2,119	$2,291	$2,484
Adjusted EBITDA(1)	$682	$725	$805	$896	$1,001
Capitalized Software	$104	$107	$117	$123	$135
Capital Expenditures	$18	$22	$22	$22	$22
Unlevered Free Cash Flow(2)(3)	$129	$379	$426	$469	$550

Risk-Adjusted Case
	For Fiscal Year Ending June 30,
(dollars in millions)	2022E	2023E	2024E	2025E	2026E
Total Revenue	$1,795	$1,879	$1,976	$2,061	$2,158
Adjusted EBITDA(1)	$682	$700	$750	$807	$870
Capitalized Software	$104	$107	$117	$123	$135
Capital Expenditures	$18	$22	$22	$22	$22
Unlevered Free Cash Flow(2)(3)	$129	$362	$387	$405	$456

(1)
Adjusted EBITDA is a non-GAAP financial measure and consists of net earnings adjusted to exclude (i) net earnings attributable to noncontrolling interests, (ii) net earnings from discontinued operations, (iii) income taxes, (iv) interest expense, (v) depreciation and amortization, (vi) stock-based compensation expense, (vii) transaction and integration-related costs, (viii) legal and other expenses related to regulatory and competition matters, (ix) business process modernization program expenses, (x) net adjustments related to losses from equity method investments and (xi) gain on extinguishment of debt.

(2)
At the direction of management, Morgan Stanley calculated the line item entitled “Unlevered Free Cash Flow” from the information provided in the projections. Unlevered Free Cash Flow is a non-GAAP financial measure and is calculated as tax-affected earnings before interest and taxes and after stock-based compensation expense, plus depreciation and amortization, less capital expenditures, capitalized software and other investing activities, less dividends to noncontrolling interests, and adjusted for changes in net working capital and other operating activities.

(3)
The Unlevered Free Cash Flow figures set forth in the table above were not provided to or utilized by Brookfield.

Opinion of Morgan Stanley
Morgan Stanley was retained by the Company to act as its financial advisor and to render a financial opinion in connection with the potential sale of the Company. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company, which knowledge Morgan Stanley had developed during its long-term involvement with the Company. At the meeting of our Board of Directors on April 6, 2022, Morgan Stanley rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated April 7, 2022, to our Board of Directors to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders of such Shares.
The full text of Morgan Stanley’s written opinion to our Board of Directors, dated April 7, 2022, is attached to this Schedule 14D-9 as Annex I, and is incorporated by reference herein in its entirety. Holders of Shares should read the opinion carefully and in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to our Board of Directors and addressed only the fairness, from a financial point of view, as of the date of the opinion, of the Offer Price to be received by holders of Shares pursuant to the Merger Agreement, and does not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not constitute advice or a recommendation as to whether holders of Shares should tender their Shares in the Offer or to take any other action with respect to the Offer or the Merger. The summary of Morgan Stanley’s opinion set forth in this document is qualified in its entirety by reference to the full text of such opinion.
For purposes of rendering its opinion, Morgan Stanley:
•
reviewed certain publicly available financial statements and other business and financial information of the Company;

•
reviewed certain internal financial statements and other financial and operating data concerning the Company;

•
reviewed certain financial projections prepared by the management of the Company;

•
discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•
reviewed the reported prices and trading activity for the Shares;

•
compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Company, and their securities;

•
reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions;

•
participated in certain discussions and negotiations among representatives of the Company and Parent;

•
reviewed a commercial due diligence report prepared by a third-party consultant to the Company (the “Consultant Report”);

•
reviewed the Merger Agreement, the draft equity commitment letter from Brookfield Asset Management, Inc. and Brookfield Capital Partners VI L.P., substantially in the form of the draft dated April 7, 2022, and the draft debt commitment letter from Credit Suisse AG, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA, Bank of Montreal, BMO Capital Markets Corp., Barclays Bank PLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Royal Bank of Canada, RBC Capital Markets, LLC, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A. and BofA Securities, Inc., substantially in the form of the draft dated April 7, 2022 (together, the “Commitment Letters”) and certain related documents; and

•
performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for the opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Parent will obtain financing in accordance with the terms set forth in the Commitment Letters and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax, and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals, other than the Consultant Report, upon which Morgan Stanley has relied without independent verification. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, April 7, 2022. Events occurring after such date may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion. The opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.
Summary of Financial Analyses
The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to our Board of Directors. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of April 5, 2022, which was the last trading day before the April 6, 2022 presentation by Morgan Stanley to our Board of Directors, and is not necessarily indicative of current market conditions. In performing its financial analyses summarized below and in arriving at its opinion, with the consent of our Board of Directors, Morgan Stanley used and relied upon the following financial projections: (i) certain financial projections provided by the Company’s management, as more fully described above in the section entitled “— Certain Unaudited Prospective Financial Information,” which are referred to above as the “Management Case,” and (ii) certain other financial projections approved by the Company’s management, as more fully described below in the section entitled “— Certain Unaudited Prospective Financial Information,” which are referred to above as the “Risk-Adjusted Case.”
Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.
Certain of the following terms are used throughout this summary of financial analyses:
•
“AV” refers to aggregate enterprise value, calculated as equity value, plus principal value of total debt (inclusive of capital leases if applicable for the company being analyzed), plus non-controlling interest (if applicable for the company being analyzed), less cash, cash equivalents and marketable securities;

•
“EBITDA” refers to earnings before interest, taxes, depreciation and amortization for the company being analyzed; and

•
“Adjusted EBITDA” refers to net earnings adjusted to exclude (i) net earnings attributable to noncontrolling interests, (ii) net earnings from discontinued operations, (iii) income taxes, (iv) interest expense, (v) depreciation and amortization, (vi) stock-based compensation expense, (vii) transaction and integration-related costs, (viii) legal and other expenses related to regulatory and competition matters, (ix) business process modernization program expenses (x) net adjustments related to losses from equity method investments, and (xi) gain on extinguishment of debt.

Leveraged Buyout Analysis
Morgan Stanley analyzed the Company from the perspective of a potential purchaser that was not a strategic buyer, but rather was primarily a financial sponsor buyer that would effect a hypothetical leveraged buyout of the Company. Morgan Stanley based its analysis on the Management Case and the Risk-Adjusted Case. Morgan Stanley assumed a transaction date as of June 30, 2022 and an investment period ending June 30, 2026. Morgan Stanley also made certain other assumptions, based on its professional judgment and experience, including (i) the financial sponsor buyer raises $4,717 million in acquisition debt financing at 7.0x leverage based on Adjusted EBITDA of $674 million for the twelve months ending March 31, 2022, comprised of (x) 5.5x leverage on a first lien term loan at SOFR+500bps with a floor of 50bps and (y) 1.5x leverage on high-yield 8.75% senior unsecured notes and with a 98% original issue discount, (ii) a minimum cash balance of $100 million, (iii) annual savings of approximately $5 million in public company related costs, (iv) approximately $285 million in transaction costs, (v) a target levered internal rate of return ranging from 17.5% to 22.5% and (iv) a target NTM AV/Adjusted EBITDA exit multiple ranging from 9.0x to 11.0x.
Based on the above-described analysis, Morgan Stanley derived the following ranges of implied values per Share, each rounded to the nearest $0.25:
Source	Implied Value Per Share
Management Case	$45.00 – $58.25
Risk-Adjusted Case	$38.75 – $49.25
Discounted Cash Flow Analysis
Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of that company. Morgan Stanley calculated a range of implied values per Share based on estimates of future cash flows for fiscal years 2022 through 2026. Morgan Stanley performed this analysis on the estimated future cash flows contained in the forecasts representing the Management Case and the Risk-Adjusted Case.
Morgan Stanley first calculated the estimated unlevered free cash flows (calculated as tax-affected earnings before interest and taxes and after stock-based compensation expense, plus depreciation and amortization, less capital expenditures, capitalized software and other investing activities, less dividends to noncontrolling interests, and adjusted for changes in net working capital and other operating activities, in each case based on guidance from the Company’s management) expected to be generated by the Company, based on estimates reflected in the Management Case and the Risk-Adjusted Case. Morgan Stanley calculated terminal values based on a terminal NTM AV/Adjusted EBITDA exit multiple ranging from 9.0x to 11.0x. The unlevered free cash flows from fiscal years 2022 through 2026 and the terminal values were then discounted to present values as of April 5, 2022 using a range of discount rates of 6.8% to 8.3% (which Morgan Stanley derived based on Morgan Stanley’s estimate of the Company’s weighted average cost of capital) to calculate an implied aggregate value range for the Company. Morgan Stanley estimated the weighted average cost of capital for the Company using the capital asset pricing model and based on its professional judgment and experience. The inputs to the model consisted of: (1) a beta of 1.1 (the U.S. Local Long Term Barra beta as of February 18, 2022, which was the last trading day prior to news reports that the Company was exploring a potential sale), (2) a risk-free rate of 2.4% (equal to the 10-year U.S. Treasury spot rate as of April 5, 2022), (3) a market premium of 6.0%, (4) a sensitivity range of +/− 1.0% applied to the cost of equity calculated from those inputs for the beta, the risk-free rate and the market premium, (5) a pre-tax cost of debt of 4.9% (based on the Company’s weighted average cost of debt as of February 18, 2022, which was the last trading day prior to news reports that the Company was exploring a potential sale), (6) a tax rate of 26.0% (based on guidance from the Company’s management) and (7) a debt/total capitalization ratio of 26.2% (based on the Company’s current capital structure as of February 18, 2022, which was the last trading day prior to news reports that the Company was exploring a potential sale). Morgan Stanley then adjusted the total implied aggregate value ranges by the Company’s estimated net debt as of March 31, 2022 as provided by the Company’s management and divided the resulting implied total equity value ranges by the number of outstanding Shares on a fully diluted basis (including outstanding options, performance share units and restricted stock units) as of April 5, 2022, as provided by the Company’s management.
Based on the above-described analysis, Morgan Stanley derived the following ranges of implied values per Share, each rounded to the nearest $0.25:
Source	Implied Value Per Share
Management Case	$57.00 – $74.25
Risk-Adjusted Case	$46.25 – $61.00
Discounted Equity Value Analysis
Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s equity as a function of such company’s estimated future earnings and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at the company’s cost of equity in order to arrive at an illustrative estimate of the present value for the company’s theoretical future implied stock price.
Morgan Stanley calculated ranges of implied equity values per Share as of April 5, 2022. In arriving at the estimated equity values per Share, Morgan Stanley applied a NTM AV/Adjusted EBITDA ratio range of 9.0x to 11.0x to the Management Case and the Risk-Adjusted Case. Morgan Stanley then discounted the resulting equity value, along with dividends estimated to be paid, to April 5, 2022 at a discount rate equal to the midpoint of the Company’s estimated cost of equity as of April 5, 2022 of 8.9%. Morgan Stanley estimated the cost of equity for the Company by using the capital asset pricing model and based on its professional judgment and experience. The inputs to the model consisted of: (1) a beta of 1.1 (the U.S. Local Long Term Barra beta as of February 18, 2022, which was the last trading day prior to news reports that the Company was exploring a potential sale), (2) a risk-free rate of 2.4% (equal to the 10-year U.S. Treasury spot rate as of April 5, 2022) and (3) a market premium of 6.0%.
Based on these calculations, this analysis implied the following per Share value ranges for Shares, each rounded to the nearest $0.25:
Source	Implied Value Per Share
Management Case	$49.00 – $61.00
Risk-Adjusted Case	$43.25 – $54.00
Other Information
Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for our Board of Directors, including the following information described under the sections titled “Historical Trading Range,” “Broker Price Targets,” “Public Trading Benchmarks” and “Precedent Transactions.”
Historical Trading Range
For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of the Shares for the 52-week period commencing on February 18, 2021, and ending on February 18, 2022 (the last trading day prior to news reports that the Company was exploring a potential sale). Morgan Stanley observed that, during this period, the low and high intraday prices of the Shares, rounded to the nearest $0.25, were $38.50 and $55.25 per Share, respectively.
Broker Price Targets
For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed future public market trading price targets for the Shares prepared and published by equity research analysts prior to April 5, 2022, such equity research analysts being all of the analysts publishing research as of February 18, 2022 (the last trading day prior to news reports that the Company was exploring a potential sale). These one-year forward targets reflected each analyst’s estimate of the future public market trading price of the Shares. The range of undiscounted analyst price targets for the Shares was $48.00 to $65.00 per Share as of April 5, 2022. Morgan Stanley discounted the range of analyst price targets for the Shares by one year at a discount rate equal to the midpoint of the Company’s estimated cost of equity as of April 5, 2022 of 8.9%, to arrive at an implied range of equity values for the Shares, rounded to the nearest $0.25, of $44.00 to $59.75 per Share as of April 5, 2022.
The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.
Public Trading Benchmarks
For reference only, and not as a component of its fairness analysis, Morgan Stanley performed a public trading benchmarks analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. This analysis was not used as a component of Morgan Stanley’s fairness analysis because the comparable companies were not, in Morgan Stanley’s professional judgement and experience, similar enough to make a meaningful comparison. Morgan Stanley reviewed and compared publicly available consensus equity analyst research estimates for the Company with comparable publicly available consensus equity analyst research estimates for selected companies, selected based on Morgan Stanley’s professional judgement and experience, that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (these companies are referred to as the “comparable companies”).
For purposes of this analysis, Morgan Stanley analyzed the ratio of estimated AV/EBITDA for calendar year 2022 of the Company and each of the comparable companies based on publicly available financial information for comparison purposes. Morgan Stanley utilized publicly available estimates of AV/EBITDA prepared by equity research analysts and compiled by Thomson Reuters, available as of April 5, 2022. The AV/EBITDA for the comparable companies was calculated as of April 5, 2022, and the AV/EBITDA for the Company was calculated as of February 18, 2022, the last trading day prior to news reports that the Company was exploring a potential sale.
These companies and their applicable multiples, as well as the corresponding multiples for the Company based on the Management Case, were the following:
Comparable Company	CY2022E AV/EBITDA
The Company	9.8x
Vertical Software
Tyler	40.7x
Bentley	37.1x
Dassault	32.4x
Aspen Technology	28.1x
FICO	20.7x
Temenos	17.6x
Blackbaud	16.3x
SS&C Technologies	11.5x
Auto
AutoTrader	19.9x
Copart	18.8x
Dorman Products	12.1x
Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of AV/EBITDA multiples and applied these ranges of multiples to the estimated Adjusted EBITDA for the Company for the Management Case in order to calculate an aggregate value, from which Morgan Stanley then deducted net debt to reach an implied equity value. Based on the estimated outstanding Shares on a fully diluted basis (including outstanding options, performance share units and restricted stock units) as of April 5, 2022 as provided by the Company’s management, Morgan Stanley then calculated the estimated implied value per Share, rounded to the nearest $0.25, as $48.25 to $76.25 per Share as of April 5, 2022.
No company utilized in the public trading benchmark analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general.

Precedent Transactions
For reference only, and not as a component of its fairness analysis, Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the potential transaction. This analysis was not used as a component of Morgan Stanley’s fairness analysis because the selected transactions were not, in Morgan Stanley’s professional judgement and experience, similar enough to make a meaningful comparison. Morgan Stanley compared publicly available statistics for selected transactions selected based on Morgan Stanley’s professional judgement and experience, that were publicly announced between January 1, 2015 and April 5, 2022 and had an aggregate value implied by the related transaction consideration of greater than $1.0 billion. Morgan Stanley reviewed the transactions below for, among other things, the ratio of the AV implied by the consideration paid in each transaction to each target company’s estimated EBITDA for the 12-month period prior to the transaction announcement date based on publicly available data as of the date of such announcement (“LTM EBITDA”).
Announcement Date	Target	Acquiror	AV/LTM EBITDA
Software & Processing
February 2015	Advent Software	SS&C	20.0x
April 2015	Informatica	Permira & CPPIB	18.3x
March 2016	Markit	IHS	13.4x
July 2016	Epicor	KKR	12.0x
December 2016	Deltek	Roper	19.5x
March 2017	D&H Corporation	Vista (Misys)	10.3x
November 2018	Athenahealth	Veritas Capital	15.0x
Auto
June 2015	Dealertrack	Cox Automotive	21.8x
September 2015	Solera	Vista	14.4x
November 2020	CDKI	Francisco Partners	15.0x
Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied financial multiples of the transactions and applied these ranges of financial multiples to the relevant financial statistic for the Company. Morgan Stanley calculated the estimated implied value per Share, rounded to the nearest $0.25, as $69.75 to $80.75 per Share as of April 5, 2022.
No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.
General
In connection with the review of the Offer and the Merger by our Board of Directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan

Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.
In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, all of which generally are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement, and in connection with the delivery of its opinion to our Board of Directors. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.
The Offer Price to be received by the holders of Shares pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by our Board of Directors. Morgan Stanley acted as financial advisor to our Board of Directors during these negotiations but did not, however, recommend any specific consideration to the Company or our Board of Directors, nor opine that any specific consideration constituted the only appropriate consideration for the Merger. Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.
Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to whether the holders of Shares should tender shares into the Offer or as to how the holders of Shares should vote or act with respect to any matter. Morgan Stanley’s opinion and its presentation to our Board of Directors was one of many factors taken into consideration by our Board of Directors in deciding to recommend the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of our Board of Directors with respect to the Offer Price pursuant to the Merger Agreement or of whether our Board of Directors would have been willing to recommend a transaction with different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.
Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent and its affiliates, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by Parent.
Under the terms of its engagement, Morgan Stanley provided the Company with financial advisory services and our Board of Directors with a financial opinion, described in this section and attached as Annex I, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $56.8 million for its services, which is contingent upon the closing of the Merger. The Company has also agreed to reimburse Morgan Stanley for its reasonable, documented and out-of-pocket expenses, including reasonable, documented and out-of-pocket fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with litigation and other actions relating to Morgan Stanley’s engagement.
In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley or its affiliates have provided financing services to the Company, for which Morgan Stanley or its affiliates have received compensation of less than $1 million. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley or its affiliates have provided various financing services and financial advisory services to Brookfield and its affiliates, for which Morgan Stanley or its affiliates have received compensation from Brookfield and its affiliates of between $30 million and $55 million. Morgan Stanley and its affiliates may also seek to provide financial advisory and financing services to the Company and Brookfield in the future and would expect to receive fees for the rendering of these services.
Intent to Tender
To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. However, there is no requirement in the Merger Agreement or any other agreement that requires them to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.
Person/Assets Retained, Employed, Compensated or Used.

On January 18, 2022, the Company entered into an engagement letter with Morgan Stanley (which was amended and restated on February 4, 2022), pursuant to which Morgan Stanley was formally engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, Morgan Stanley provided the Company with financial advisory services and our Board of Directors with a financial opinion, described under the section entitled “— Opinion of Morgan Stanley” and attached as Annex I, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $56.8 million for its services, which is contingent upon the closing of the Merger. The Company has also agreed to reimburse Morgan Stanley for its reasonable, documented and out-of-pocket expenses, including reasonable, documented and out-of-pocket fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with litigation and other actions relating to Morgan Stanley’s engagement.
The information set forth in “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.
Item 6.
Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or as otherwise described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company.
Item 7.
Purposes of the Transactions, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:
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a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

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would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit or engage in discussions with respect to alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.
Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.
Item 8.
Additional Information.

Golden Parachute Compensation
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation,” which is incorporated by reference herein.
Conditions of the Offer
The information set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.
Stockholder Approval Not Required
On April 6, 2022, our Board of Directors unanimously (i) declared it advisable for the Company to enter into the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement in accordance with its terms and the consummation of the Merger Transactions in accordance with the DGCL and (ii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer.
If the Minimum Tender Condition is satisfied, subject to the satisfaction or waiver of the other conditions to the Offer, which are described in Section 15 — “Conditions of the Offer” of the Offer to Purchase, and the Merger, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include (i) the owner of 15% or more of the outstanding voting stock of the corporation and (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.
In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above, and Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither they nor any of their respective affiliates is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Therefore, and assuming the truth of that representation, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.
Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement, the Merger, the Offer or the other Transactions and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, who have validly and subsequently withdrawn such Shares prior to the Offer Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.
The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” or a “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps set forth in Section 262 of the DGCL and summarized below properly and in a timely manner to perfect appraisal rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:
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within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is April 22, 2022), demand in writing, sent to the Company at the address indicated below, the appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

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not tender such stockholder’s Shares in the Offer or otherwise vote in favor of or consent to the Merger; and

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continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger within 10 days after the closing of the Merger to all the Company’s stockholders who demanded appraisal in writing (in accordance with the first bullet above), as required by Section 262(d)(2) of the DGCL. However, only stockholders who have made a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of your appraisal rights.
The Company’s stockholders who demand appraisal and comply with the applicable statutory procedures, and whose appraisal rights are not otherwise lost pursuant to Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a statutory rate of interest thereon, unless the court in its discretion determines otherwise for good cause shown. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than, or the same as, the price per Share to be paid in the Merger.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to CDK Global, Inc., Attention: Corporate Secretary, 1950 Hassell Road, Hoffman Estates, IL 60169. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the effective date of the Merger, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the value of the Shares held by all stockholders who did not tender in the Offer (or, if tendered, who subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who otherwise timely and properly demanded appraisal in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their Shares. The Company (as the Surviving Corporation) is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of, and not tendered into and accepted for purchase, in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of a petition commencing an appraisal proceeding by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Where, as in the case of the Merger and the Shares, immediately before the merger the shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL (which will not be the case assuming the Merger is consummated in accordance with Section 251(h) of the DGCL pursuant to the terms of the Merger Agreement). We refer to these conditions as the “ownership conditions.”
Determination of Fair Value
After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.
In determining the fair value of the Shares, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware

Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates or, with respect to holders of uncertificated Shares, forthwith. The Delaware Court’s decree may be enforced as other decrees in such court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
From and after the effective date of the Merger, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the effective date of the Merger).
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Moreover, as summarized above, the Delaware Court must dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and in which case such stockholders will effectively lose their appraisal rights, if none of the ownership conditions are satisfied. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.
The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the loss or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex II to this Schedule 14D-9.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance
U.S. Antitrust Laws
Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Notification and Report Form (an “HSR Filing”) under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the tenth calendar day following the date of Parent’s substantial compliance with that request. If the tenth calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. After that time, absent Parent’s and the Company’s agreement, the FTC and the Antitrust Division can only block the purchase of Shares in the Offer by initiating legal proceedings and obtaining a court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual states of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.
Under the HSR Act, each of Parent and the Company is required to file an HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Parent and the Company each filed their respective HSR Act notification forms on April 21, 2022 and we expect that the 15-day waiting period will expire at 11:59 pm, New York City time, on May 6, 2022, unless terminated early or otherwise extended.
Canadian Antitrust Laws
In addition, under the Competition Act, transactions involving parties with sales above certain revenue thresholds cannot be consummated until they are reviewed and approved by the Competition Bureau of Canada following submission of the requisite filings and/or a request for an advance ruling certificate. The parties submitted a request for an advanced ruling certificate pursuant to the Competition Act on April 21, 2022.
Cautionary Statement Regarding Forward-Looking Statements
This Schedule 14D-9 and documents attached hereto contain forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the ability of the parties to complete the Transactions; the expected timing of completion of the Transactions; the projections (including statements regarding projected revenue, capital expenditures, capitalized software and Adjusted EBITDA) as well as any assumptions underlying any of the foregoing.
The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the Transactions may not be completed in a timely manner or at all;

(iii) uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of this announcement or pendency of the Transactions on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended June 30, 2021 and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.
Item 9.
Exhibits.

(a)(1)	Offer to Purchase, dated April 22, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(6)	Form of Summary Advertisement, published April 22, 2022 in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(7)	Press Release, dated April 7, 2022, issued by CDK Global, Inc. related to the proposed acquisition of CDK Global, Inc. (incorporated by reference to Exhibit 99.1 to CDK Global, Inc.’s Schedule 14D-9C filed with the SEC on April 8, 2022)
(a)(8)	Opinion dated April 7, 2022 of Morgan Stanley & Co. LLC to the Board of Directors of CDK Global, Inc. (included as Annex I to this Schedule 14D-9)
(e)(1)	Agreement and Plan of Merger, dated April 7, 2022 by and among Central Parent LLC, Central Merger Sub Inc. and CDK Global, Inc. (incorporated by reference to Exhibit 2.1 to CDK Global, Inc.’s Current Report on Form 8-K filed with the SEC on April 8, 2022)
(e)(2)	Confidentiality Agreement, dated as of January 25, 2022, between CDK Global, Inc. and Brookfield Capital Partners LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(3)	Excerpts from CDK Global, Inc.’s Definitive Proxy Statement on Schedule 14A, filed by CDK Global, Inc. with the SEC on September 28, 2021
(e)(4)	Amended and Restated Corporate Officer Severance Plan (Management Compensatory Plan) (incorporated by reference to Exhibit 10.1 to CDK Global, Inc.’s Current Report on Form 8-K filed with the SEC on September 7, 2017)

(e)(5)	Third Amended and Restated Change in Control Severance Plan for Corporate Officers (Management Compensatory Plan) (incorporated by reference to Exhibit 10.11 to CDK Global, Inc.’s Annual Report on Form 10-K filed with the SEC on August 8, 2017)
(e)(6)	CDK Global, Inc., Amended and Restated Deferred Compensation Plan, effective November 6, 2018 (incorporated by reference to Exhibit 10.7 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018)
(e)(7)	CDK Global, Inc., Amended and Restated Retirement and Savings Restoration Plan, effective November 6, 2018 (Management Compensatory Plan) (incorporated by reference to Exhibit 10.8 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018)
(e)(8)	CDK Global, Inc. 2014 Omnibus Award Plan (Management Compensatory Plan) (incorporated by reference to Appendix A to CDK Global, Inc.’s Definitive Proxy Statement filed with the SEC on September 22, 2015)
(e)(9)	First Amendment to the CDK Global, Inc. 2014 Omnibus Award Plan (Management Compensatory Plan) (incorporated by reference to Exhibit 10.6 to CDK Global, Inc.’s Annual Report on Form 10-K filed with the SEC on August 8, 2017)
(e)(10)	UK Tax Advantaged Sub-Plan (Management Compensatory Plan) (incorporated by reference to Exhibit 10.1 to CDK Global, Inc.’s Current Report on Form 8-K filed with the SEC on January 26, 2015)
(e)(11)	Form of Deferred Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Non-Employee Director) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.18 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2014)
(e)(12)	Form of Restricted Stock Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Non-Employee Director) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.7 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2015)
(e)(13)	Form of Stock Option Grant Agreement under the 2014 Omnibus Award Plan (Form for Non-Employee Director) (Management Compensatory Plan) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.8 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2015)
(e)(14)	Form of Stock Option Grant Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.8 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2016)
(e)(15)	Form of Stock Option Grant Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.15 to CDK Global, Inc.’s Annual Report on Form 10-K filed with the SEC on August 6, 2020)
(e)(16)	Form of Performance Based Stock Option Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.5 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018)
(e)(17)	Form of Performance Based Stock Option Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.6 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018)
(e)(18)	UK Tax Advantaged Sub-Plan Form of Stock Option Grant Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.9 to CDK Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2016)

(e)(19)	Form of Restricted Stock Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.1 to CDK Global, Inc.’s Current Report on Form 8-K filed with the SEC on September 6, 2018)
(e)(20)	Form of Restricted Stock Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.1 to CDK Global, Inc.’s Current Report on Form 8-K filed with the SEC on September 11, 2019)
(e)(21)	Form of Restricted Stock Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.22 to CDK Global, Inc.’s Annual Report on Form 10-K filed with the SEC on August 6, 2020)
(e)(22)	Form of Performance Stock Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.2 to CDK Global, Inc.’s Current Report on Form 8-K filed with the SEC on September 6, 2018)
(e)(23)	Form of Performance Stock Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.2 to CDK Global, Inc.’s Current Report on Form 8-K filed with the SEC on September 11, 2019)
(e)(24)	Form of Performance Stock Unit Award Agreement under the 2014 Omnibus Award Plan (Form for Corporate Officers) (Management Compensatory Plan) (incorporated by reference to Exhibit 10.27 to CDK Global, Inc.’s Annual Report on Form 10-K filed with the SEC on August 6, 2020)
(e)(25)	Employment Agreement, dated as of November 5, 2019, by and between the Company and Brian Krzanich (incorporated by reference to Exhibit 10.9 to CDK Global, Inc.’s Annual Report on Form 10-K, filed with the SEC on November 7, 2018)

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
CDK GLOBAL, INC.
By:
/s/ Lee J. Brunz

Name:
Lee J. Brunz

Title:
Executive Vice President,
General Counsel and Secretary

Date: April 22, 2022

ANNEX I
Board of Directors
CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169
Members of the Board:
We understand that CDK Global, Inc. (the “Company”), Central Parent LLC (the “Buyer”) and Central Merger Sub Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 7, 2022 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) for $54.87 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares (i) owned by the Company immediately prior to the Merger (including as treasury stock), (ii) owned by any of the direct or indirect wholly-owned subsidiaries of the Company immediately prior to the Merger, (iii) owned by the Buyer or Acquisition Sub or any other direct or indirect wholly-owned subsidiary of the Buyer, in each case, both at the commencement of the Tender Offer and immediately before the Merger, (iv) that were irrevocably accepted for purchase in the Tender Offer or (v) as to which dissenters’ rights have been perfected, will be converted into the right to receive $54.87 per share in cash (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.
For purposes of the opinion set forth herein, we have:
1)
Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)
Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)
Reviewed certain financial projections prepared by the management of the Company;

4)
Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)
Reviewed the reported prices and trading activity for the Company Common Stock;

6)
Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

7)
Reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions;

8)
Participated in certain discussions and negotiations among representatives of the Company and the Buyer;

9)
Reviewed a commercial due diligence report prepared by a third-party consultant to the Company (the “Consultant Report”);

10)
Reviewed the Merger Agreement, the draft equity commitment letter from Brookfield Asset Management, Inc. and Brookfield Capital Partners VI L.P., substantially in the form of the draft dated April 7, 2022, and the draft debt commitment letter from Credit Suisse AG, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA, Bank of Montreal, BMO Capital Markets Corp., Barclays Bank PLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Royal Bank of Canada, RBC Capital Markets, LLC, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Bank of America, N.A. and BofA Securities, Inc., substantially in the form of the draft dated April 7, 2022 (together, the “Commitment Letters”) and certain related documents; and

11)
Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax, and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals, other than the Consultant Report, upon which we have relied without independent verification. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Company and financial advisory and financing services for the Buyer and its affiliates and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer and its affiliates, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by the Buyer.
This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Morgan Stanley expresses no opinion or recommendation as to how the holders of shares of Company Common Stock should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holders should tender their shares into the Tender Offer.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.
Very truly yours,
MORGAN STANLEY & CO. LLC
By:
/s/ Paul Kwak

Paul Kwak
Managing Director

ANNEX II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
§ 262. Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to §251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in §251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.

(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.